THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

December 17, 2008

Edward M. Kelly, Esq., Senior Counsel                                                         VIA EDGAR

Tracey L. McKoy, Staff Accountant

Melissa N. Rocha, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:   Eternal Image, Inc./FORM S-1/Pre-effective Amendment Number 7  (to Original Form SB-2)

Your File Number 333-148695

Original Filing Date – January 16, 2008

Dear Mr. Kelly and Mses. McKoy and Rocha:

On behalf of the above-named Registrant, in response to your letter dated December 16, 2008  (the “Comment Letter”), I hereby submit one marked-up (PDF) version of the above referenced Amendment (to simplify your review) redlined where there are changes from the original Registration Statement and one unmarked version of the subject Amendment (officially filed on EDGAR).

The aforementioned Comment Letter contained one comment. Below is our response to said comment.

NOTE 12 – RESTATEMENT OF HISTORICAL STATEMENTS-Page 41-The Registrant has added information to footnote number 12 to be in compliance with the requirements of paragraph 26 of FAS 154. The additional information explains the nature of the errors referred to in the footnote and the effect that those errors have had on major financial line items and earnings per share.

Please contact the undersigned should you have any questions or comments in connection with this filing. Thank you for your anticipated prompt attention to this filing.

Please advise the undersigned as to when the Registrant should submit its request for acceleration of the registration statement’s effective date.

Thank you.

Very truly yours,

Enclosure

TEB:bc

cc:

Clint Mytch

James Parliament

William Baker

John Demetrius, CPA

Josh Pollack, CPA